UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Steeped, Inc.

Legal status of Issuer:

    Form:

    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 5, 2017

Physical Address of Issuer:

103 Whispering Pines Drive, STE E, Scotts Valley, CA 95066, United States

Website of Issuer:

https://steepedcoffee.com

Current Number of Employees:

27 full-time employees.

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$4,861,468	$1,897,470
Cash & Cash Equivalents	$2,266,809	$192,267
Accounts Receivable	$136,527	$434,808
Current Liabilities	$395,057	$1,104,377
Long-term Debt	$16,192,870	$7,412,131
Revenues/Sales	$2,828,531	$2,922,061
Cost of Goods Sold*	$2,677,215	$2,535,814
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(5,107,423)	$(2,964,275)

*Cost of Revenue

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May 1, 2023

Steeped, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Steeped, Inc. dba Steeped Coffee ("**Steeped Coffee,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://steepedcoffee.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Josh Wilbur
_____
(Signature)

Josh Wilbur
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Josh Wilbur
_____
(Signature)

Josh Wilbur
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

Steeped, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Steeped, Inc., operating as Steeped Coffee®, the new craft standard in single-serve coffee, is brewed with the ritual of tea using simple Steeped Bags®. Steeped, Inc. was originally incorporated in the State of California on December 19, 2016, as SpecialTea Coffee, Inc. On April 5, 2017, SpecialTea Coffee, Inc., a Delaware corporation, was formed and subsequently completed a merger with SpecialTea Coffee, Inc., the California corporation, with SpecialTea Coffee, Inc., the Delaware corporation, becoming the surviving entity. On June 19, 2017, the Company changed its name to Steeped, Inc. while continuing to do business as Steeped Coffee.

The Company is located at 103 Whispering Pines Drive, Scotts Valley, CA 95066, United States.

The Company's website is https://www.steepedcoffee.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products through the Internet and throughout the United States, Canada, Australia, France, and UAE.

The Company has a wholly-owned subsidiary, Steeped International, Inc. Currently, its sole purpose is to process payroll for a Puerto Rico employee. The Company may use this entity for international operations in the future.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our current revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the production of our products, or from whom we acquire such items, do not provide the products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular product or service. Our products may utilize custom ingredients available from few worldwide sources. Continued availability of those products and their custom ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common products instead of products customized to meet our requirements. The supplies needed for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks and patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad, may be too broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, customers, service providers and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, and/or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, changes in the costs of e-commerce advertising due to additional competition, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition from other internet retailers, and more retailers could enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Our inability to secure, maintain and increase our presence on e-commerce platforms and in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include selling products to consumers through third party e-commerce platforms and in retail stores and their related websites. The success of our business is largely dependent on our continuing development of strong relationships and sales with such platforms and stores and abiding by their established rules and regulations for sellers. The loss of our relationship with any large retail partner or e-commerce platform partner could have a significant impact on our revenue. In addition, we may be unable to secure or maintain adequate shelf space in new markets, or any shelf space at all, until we develop stable relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel, e-commerce and direct-to-consumer channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish or maintain relationships with other retailers or e-commerce platforms in new or current markets.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The inability of any supplier, co-packer or partner manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand or timing as well as having too much inventory on hand that may reach its expiration date and become unsaleable. Additionally, the management of such forecasting, supplies, and timing can be complex across many facilities for many customers, may rely on software and/or employees or contractors that could make errors, and those personnel and/or technological resources may be difficult to hire, maintain, or replace. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease or we could lose customers. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately regulated or refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We also face severe competition to display our products on store shelves and obtain or maintain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the food and beverage categories, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks on material sources and the potential effect on supply and demand as well as weather conditions. Fluctuations in flexible packaging and their raw materials, coffee, paper and oil prices affect our costs for packaging materials. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

BUSINESS

Description of the Business

Steeped Coffee® is the new standard in single serve coffee, brewed with the ritual of tea using simple Steeped Bags®. Steeped Coffee was innovated to combine the quality of craft specialty coffee with the convenience of single-serve coffee, but unplugged, without the environmental impact. Steeped Coffee directly provides its proprietary brewing method through national distributions in multiple markets, as well as by partnering with hundreds of top roasters and coffee brands. After receiving several national awards, Steeped Coffee is leading the movement to revolutionize the world's dependence on wasteful single-serve coffee pods, and has pioneered the first and only barista-approved single-serve brewing method that is completely compostable with no machines required.

Steeped Coffee is on a mission to make quality coffee more accessible and to bring sustainability to the single-serve coffee market. The Company is a Certified B Corp and Public Benefit Corporation focused on every detail from farm-to cup and beyond, to bring coffee lovers the most convenient, high quality, ethically sourced, and sustainably packaged products available. Steeped Coffee believes in Coffee Without Compromise and is focused on Purpose Beyond Profits, seeing success as the amount of good we can do together.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and hiring additional personnel in these functions. The Company also intends to purchase additional machinery, invest in working capital, increase our inventory and hire additional personnel in key management positions. Any capital we raise in the future will empower us to expand our Company, increase sales and marketing efforts and further develop our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Steeped Coffee Packs: Steeped-owned Coffee Brand(s) or Preferred Partner Brands	Steeped-owned Steeped Coffee branded or alternatively branded single-serve Steeped Coffee Packs, which are individually nitro-sealed Steeped Bags in sustainable packaging.	D2C (website and online marketplaces), Wholesale/Distribution (various Market Verticals: Grocery, Hospitality, Workplace, Retail, Healthcare, etc.) to coffee consumers spanning multiple demographics and territories.
Steeped Coffee Packs: partner-owned Licensed Partner and Private Label	Partner-owned Licensed Partner or Private Label co-branded single-serve Steeped Coffee Packs, which are individually nitro-sealed Steeped Bags in sustainable packaging.	Coffee roasters, coffee brands, and other B2B customers with private label co-branded packs, which are independently managed through various distribution channels via partners.
Branded and Non-Steeped Branded Gear	Steeped Coffee branded mugs, cups, apparel and merchandise as well as	D2C (various gear sold on website and online marketplaces), and B2B

	non-Steeped branded gear, accessories and kettles.	(Hospitality electric kettles, cups, etc.).
Kitting Services	The service of kitting or packaging various Steeped Coffee Packs or other products into finished goods such as retail cartons, etc.	B2B (value added kitting services to kit individual partner Steeped Coffee Packs or other products into finished units for resale).
Packaging	The procurement, creation, and/or resale of various sustainable flexible films, retail cartons, corrugated mailers, and other packaging products.	B2B (Licensed Partners, CPG, and other business customers requiring packaging products for their own sustainable packaging needs).
Design Services	Custom design services for Steeped Packs, packaging and other general marketing materials.	B2B (Licensed Partners and other business customers requiring design services).
Commissions	Commissions gained by selling in strategic partner products into Steeped sales opportunities.	B2B (Strategic Partners products sold into Hospitality and other various channels).

Competition

The markets in which our products are sold are highly competitive and include both indirect and direct competitors. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

Several of our main indirect competitors are alternative single-serve brewing methods, including the following recognized brands: (i) Pods from Keurig and other generic/competitive brands; (ii) Capsules from Nespresso and other generic/competitive brands; (iii) Instant Coffee from Starbucks Via, Swift Cup and other generic/competitive brands; (iv) Single-serve Pour Overs from Kuju and other various generic/competitive brands; (v) Single-serve Teas; (vi) RTD coffee beverages; and (vii) Co-Packing Coffee Services.

Several of our main direct competitors are copy-cat single-serve coffee bags including the following recognized brands: (i) Single-serve filtered coffee bags from Black Riffle and various other brands; (ii) Single-serve coffee in a tea bag from Folgers and various other brands; and (iii) Copy-cat co-packing services from Nuzee or other various companies as well as any related products that these companies produce for other brands.

Customer Base

The Company sells directly under the Steeped Coffee brand to B2C and B2B distribution channels, while also licensing applicable IP and manufacturing of the Steeped Brewing Method and technology to a growing list of national and international coffee brands, and other co-branded private label partners. The Company is also offering sustainable commercially compostable packaging to its customers, roasters, printers and CPG companies around the world through its developing Steeped Packaging arm.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate suppliers and service providers in the event its current third-party vendors are unable to provide supplies or services or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration/ Grant Date	Country
5,326,063	"Steeped Coffee"	Standard Character Mark	December 6, 2016	October 31, 2017	USA
6,218,713	"Steeped Pack"	Standard Character Mark	May 13, 2019	December 08, 2020	USA
6,223,920	"Steeped Bag"	Standard Character Mark	May 13, 2019	December 15, 2020	USA
5,919,966	Steeped Scope	Design Mark	May 13, 2019	November 26, 2019	USA
5,919,971	Steeped Sun Bean	Design Mark	May 13, 2019	November 26, 2019	USA
6,223,921	"Steeped Cold Brew"	Standard Character Mark	May 13, 2019	December 15, 2020	USA
5,921,015	"Steeped to Perfection"	Standard Character Mark	June 05, 2019	November 26, 2019	USA
5,919,963	"Just + Water"	Standard Character Mark	May 13, 2019	November 26, 2019	USA
5,919,916	"Convenience Meets Quality"	Standard Character Mark	May 13, 2019	November 26, 2019	USA
88428185 (U.S. Serial Number)	"Purpose Beyond Profits"	Standard Character Mark	May 13, 2019	August 04, 2020*	USA
88428150 (U.S. Serial Number)	"Take Your Moment"	Standard Character Mark	May 13, 2019	July 28, 2020*	USA
88428213 (U.S. Serial Number)	"Coffee Simplified"	Standard Character Mark	May 13, 2019	July 28, 2020*	USA
15/684,528**	"Coffee Beverage and Methods"	Patent	August 23, 2017	Pending***	USA

*Notice of Allowance received on such date
**The Company has filed for related patents in approximately 45 countries
***Published February 28, 2019

All other intellectual property is in the form of trade secrets, copyrights, trade dress, business methods and know-how, and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors, service providers and consultants.

Domain Names

The Company owns the https://www.steepedcoffee.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation. Additionally, the Company may be pursuing possible litigation against infringing parties.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Josh Wilbur	CEO, Founder and Director	CEO & Founder of Steeped, Inc., 2017 – Present Responsible for strategy and general CEO responsibilities	Rollins College, B.A., Art, English, Communications and Marketing, 2002 University of Sydney, Marketing, 2001
James Bierman	CFO and COO	CFO/COO of Steeped, Inc., 2022 - Present Responsible for strategic business planning, capital raising and overall financial aspects of the Company's business. COO of Alpha Paw 2020 - 2022 Responsible for building supply chain and business operations processes and strategy. Led supply chain and business operations, wholesale sales, and Amazon sales. Served as operational partner to the CEO.	Washington University - Olin Business School, MBA, Entrepreneurship/ Entrepreneurial Studies Rose-Hulman Institute of Technology, B.E., Civil Engineering
R. Stirling Vineyard, Jr.	Financial Adviser	Financial Adviser of Steeped, Inc., 2022 – Present Responsible for providing accounting services to Steeped, including assisting with month-end close, financial reporting and submittals, and providing overall financial advisement. Fractional CFO of Steeped, Inc., 2020 - 2022 Responsible for strategic business planning, capital raising and overall financial aspects of the Company's business Owner & Founder, Vineyard Advisors & CPAs, PLLC, 2013 - Present Responsible for all aspects of firm delivering business consulting and tax services, including providing services to the Company	Southern Methodist University (SMU), MBA, Finance and Strategy & Entrepreneurship, 2004; Texas Tech University, BBA, Accounting, 1994; Certified Public Accountant, State of Texas, 1997

		Partner and Co-Founder, Monmouth Ventures, LLC, 2019 - Present Responsible for all aspects of Reg D, 506(b) fund management	
Ron Scadina	Sr. Vice President of Business Development and Strategic Partnerships	Sr. Vice President of Business Development and Strategic Partnerships, 2023 - Present Responsible for overall business development in our B2B/Retail channels including large and enterprise customers and strategic partnerships across channels. Sr. Vice President of Sales of Steeped, Inc., 2020 – 2023 Responsible for the execution of the Company's sales strategy and delivery National Director of Business Development, Aramark, 2016-2020 Responsible for developing $4.2 million in new business contracts in the refreshments division of Aramark, and for developing the operations plan and implementation for these accounts across 40 market centers.	University of California- Santa Cruz (UCSC), B.A., Psychology, 1995; Studies from Santa Clara University Business, Marketing & Economics Studies from San Jose City College Merchandising, Marketing, Sales & Real Estate Finance
Wade Wickus	Vice President of Operations	Vice President of Operations, Consultant Steeped, Inc., 2023 - Current Oversees the production, logistics, and supply chain management. Responsible for developing and implementing strategies to improve productivity, reduce costs, and increase profitability. CEO of Supply Chain Secret Sauce, 2021 - Present Self-employed Supply Chain Consultant. CEO & Co-Founder of Link Supply Chains, 2020-2021 Created a new B2B innovative process to clean, organize & standardize item/product data for distribution channels. Cleaned up/provided E-commerce digitization for item-level data, achieving GS1/GDSN standards, and streamlined supply chain communication.	Ripon College, BBA in Management Leadership, and B.A,. Business Administration

Katie Kissell	Sr. Director of Marketing	Sr. Director of Marketing of Steeped, Inc., 2022 - Present Responsible for developing and implementing strategic plans to establish the Steeped brand, allocating resources to various projects, and setting short-term and long-term goals for the department. Brand Strategy Consultant of Novabay, 2022 Completed review of DTC skincare portfolio & developed strategy, and led execution of various campaigns. VP of Global Brand Strategy of Newage, 2019-2022 Led the Brand Management team responsible for the global strategy of a $425M healthy products portfolio in three categories. Oversaw CBD strategy in Japan, managed global launch of plant-based smoothies and rebranding of weight loss line, and led innovation pipeline framework development.	Northwestern University - Kellogg School of Management, MBA, 2016; University of Dayton, Bachelor's Degree, Finance 2008
Heather Rios	Director of People	Director of People of Steeped, Inc., 2021 – Present Responsible for Company culture and human resources HR Business Partner, First Alarm, 2020 - 2021 Responsible for business unit human resources Director of Human Resources, PayCertify, 2018 - 2020 Responsible for corporate and departmental human resources	SHRM-SCP, 2019 SLII Facilitator, 2021 San Jose State University / Southern New Hampshire University, BBA, Finance, candidate, 2023

Biographical Information

Josh Wilbur: Josh is the CEO and Founder of the Company. He is a graduate of Rollins College holding a B.A. with concentrations in Art, English, Communications and Marketing. Josh is a serial entrepreneur and has over 15 years of experience in fintech and consumer goods startups with the mission to simplify products that make life experiences better.

James Bierman: James is the current CFO/COO of the Company. He holds an MBA in Entrepreneurship/Entrepreneurial Studies from Washington University in St. Louis and a B.E. in Engineering from Rose-Hulman Institute of Technology. James is an entrepreneurial, innovative, and financially astute leader with a proven record of driving profitability and market share in businesses ranging from an employee-owned Fortune 500 company to startups in the toy, game, apparel, and pet industries. James has a strong background in marketing, operations, finance, sales, and supply chain and is a recognized change agent skilled in affecting significant bottom-line results through sound performance management.

R. Stirling Vineyard, Jr.: Stirling was the CFO of the Company from 2020 to 2022 and is a current Financial Adviser to the Company providing overall accounting services. He holds an MBA in Finance and Strategy and Entrepreneurship from SMU, and Stirling earned a BBA, Accounting from Texas Tech University. He has over 20 years of experience in strategy and mergers and acquisitions, over 15 years operating both early-stage and mature businesses, and over 5 years of experience in private equity and venture capital.

Ronald Scadina: Ron is the Senior Vice President of Business Development and Strategic Partnerships of the Company. He is a graduate of UCSC holding a B.A. in Psychology, and he pursued studies in the subjects of business, marketing, economics and finance from local universities. As a serial entrepreneur with 40 years of experience in all facets of the PPG industry with a focus on the Coffee & Beverage segment, Ron has a disciplined and organized approach to building lasting partnerships where all parties gain value.

Wade Wickus: Wade is the acting Vice President of Operations as a consultant, and has over 30 years of experience with procurement, logistics, and warehouse operations, specializing in the use of technology to optimize supply chains. He has installed WMS systems, TMS systems, and ground-level analysis of data to optimize supply chains. He has been published in *Parcel Magazine* and has spoken at several conferences.

Katie Kissel: Katie is the Sr. Director of Marketing for the Company. Katie is a data and consumer-insights driven brand management professional with a passion for bringing brands and products to life. With rich industry experience in food and beverage, she is leading Steeped's marketing efforts, including B2B growth and launching DTC initiatives.

Heather Rios: Heather is Director of People for the Company. She holds in the areas of human resources and leadership two certifications: SHRM-SCP and SLII Facilitator. Bringing the "human" to HR daily with all individuals, Heather is a highly experienced human resources executive with a demonstrated history of working in Silicon Valley for high tech, non-profits, and start-ups. She is skilled in recruitment and retention, culture, career pathing, SOPs, negotiation, operations management, payroll, and benefits.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 27 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 1,000,000 shares of FF preferred stock, par value $0.00001 per share (the "**FF Preferred Stock**"). As of the filing of this Form C-AR, 6,644,028 shares of Common Stock and 666,667 shares of FF Preferred Stock are issued and outstanding.

Additionally, the Company has established the Steeped, Inc. 2019 Stock Plan for which 740,741 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 644,028 shares of Common Stock have been issued (subject to meeting certain vesting requirements).

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,644,028*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the security.

*A portion of these awards remain subject to vesting requirements.

Type	FF Preferred Stock
Amount Outstanding	666,667*
Par Value Per Share	$0.00001
Voting Rights	Each holder of FF Preferred Stock shall be entitled to the number of votes equal to the number of shares of the Common Stock into which such shares of FF Preferred Stock could be converted
Anti-Dilution Rights	None
Other Rights	(a) Right to receive dividends on a pro rata basis with the Common Stock when and as declared (non-cumulative); (b) Liquidation rights on a pro rata basis with the Common Stock; (c) Right to convert into Common Stock at any time by dividing $.10 by the Conversion Price (as defined in the Company's Restated Charter) applicable to such shares, as in effect on the date the certificate is surrendered for conversion; and (d) Automatic conversion into Common Stock upon a firm commitment public offering or written consent of the holders of a majority of the FF Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of FF Preferred Stock which may dilute the security.

*Converts into 66 shares of Common Stock

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Convertible Notes (Seed Round 1)
Amount Outstanding	$1,175,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000/ Discount: 10%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type of security	Convertible Notes (Seed Round 2)
Amount Outstanding	$1,535,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000/ Discount: 20%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type of security	Convertible Notes (Seed Round 3)
Amount Outstanding	$575,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000/ Discount: 20%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type of security	Convertible Notes (Seed Round 4)
Amount Outstanding	$3,005,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $20,000,000/ Discount: 20%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type of security	Convertible Notes (Seed Round 5)
Amount Outstanding	$365,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $25,000,000/ Discount: 20%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type of security	Convertible Notes (Seed Round 6)
Amount Outstanding	$1,300,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $25,000,000/ Discount: 20%
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$5,047,330*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $33,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $49,973 in SAFEs issued to the Intermediary.

Type	Crowd SAFE Regulation D Offering (Simple Agreement for Future Equity)
Face Value	$1,644,762*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $33,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $24,306 in SAFEs issued to the Intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Promissory Notes for Machinery and Equipment from Shareholders
Amount Outstanding	$395,247* (as of December 31, 2022), broken down as follows: Note 2: $58,140 Note 3: $57,670 Note 4: $89,109 Note 5: $190,327
Interest Rate and Amortization Schedule	Ranging between 7-10%, broken down as follows: Note 2: 10% Note 3: 10% Note 4: 8% Note 5: 7%
Description of Collateral	Secured by the Equipment
Maturity Date	Ranging from 2025-2026, broken down as follows: Note 2: February 1, 2025 Note 3: February 1, 2025 Note 4: November 13, 2025 Note 5: September 1, 2026

*Note 1 was paid off in 2022.

Type	SBA EIDL Loan*
Amount Outstanding	$440,000 (as of December 31, 2022)
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,233 monthly will begin thirty (30) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	September 2050

*The Company received an original SBA EIDL in the amount of $141,500 during the year ending December 31, 2020. The Company received a loan modification on September 2, 2021, increasing the loan amount by an additional $298,500, to $440,000.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Notes	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock under the Company's 2019 Stock Plan	$0	644,028	N/A	Various Dates	Rule 701
Convertible Notes (Seed 1)	$320,000*	12	General Working Capital	Various dates in 2019 up to August 29, 2019	Section 4(a)(2)
Convertible Notes (Seed 2)	$1,535,000	27	General Working Capital	Various dates between June 21, 2019 and June 1, 2020	Section 4(a)(2)
Convertible Notes (Seed 3)	$575,000	11	General Working Capital	Between April 29, 2020 and May 8, 2020	Section 4(a)(2)
Convertible Notes (Seed 4)	$3,005,000	40	General Working Capital	Various Dates between November 2, 2020 and January 11, 2022	Section 4(a)(2)
Convertible Notes (Seed 5)	$365,000	7	General Working Capital	Between January 7, 2022 and June 6, 2022	Section 4(a)(2)
Convertible Notes (Seed 6)	$1,300,000	5	General Working Capital	Between March 7, 2022 and April 18, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$5,047,330**	4,801	General Working Capital	July 27, 2022	Reg. CF
Crowd SAFE (Simple Agreement for Future Equity)	$1,644,762***	90	General Working Capital	October 7, 2022	Regulation D Rule 506(c)

*Does not include $855,000 of Convertible Notes (Seed 1) which were issued prior to 2019.
**Includes $49,973 in Crowd SAFEs issued to the intermediary.
***Includes $24,306 in SAFEs issued to the intermediary.

 See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Josh Wilbur	6,000,000 shares of Common Stock/ 666,667 shares of FF Preferred Stock	90.31%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $1,427,978 in cash and cash equivalents, leaving the Company with approximately 3.5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly cash (if any).

Liquidity and Capital Resources

In July 2022, the Company completed an offering pursuant to Regulation CF and raised $4,997,357.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

a) From May 1, 2020 to September 29, 2021, the Company issued secured notes totaling $627,158 to certain shareholders of the Company, including to Dave Wilbur, the father of the Company's CEO, in the amount of $246,835, for the purchase of machinery and equipment with maturity dates ranging from 2022 to 2026. As of December 31, 2022, $395,247 was outstanding, of which $57,670 was outstanding to Dave Wilbur. The notes accrue interest at a rate between seven and ten percent.

b) On January 1, 2017, the Company received an unsecured line-of credit with a maximum available credit of $500,000 from the Company's CEO, Josh Wilbur, with a maturity date set on December 31, 2026. The line-of-credit accrues interest at a rate of eight percent. As of December 31, 2022, there were no amounts outstanding.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

Steeped, Inc.





STEEPED COFFEE

Balance Sheet

As of

NO ASSURANCE PROVIDED
STRICTLY CONFIDENTIAL
NO DISTRIBUTION WITHOUT AUTHORIZATION

	December 31, 2022	December 31, 2021
Assets		
Current Assets		
Cash and Cash Equivalents	$ 2,266,809	$ 192,267
Accounts Receivable, Net	136,527	434,808
Other Receivables	533,875	-
Inventory	828,183	356,079
Prepaid Expenses	54,536	40,562
Total Current Assets	3,819,929	1,023,715
Property and Equipment, Net	1,020,754	852,969
Intangible Assets, Net	-	-
Security Deposits	20,785	20,785
Total Assets	**$ 4,861,468**	**$ 1,897,469**
Liabilities and Stockholders' Equity		
Current Liabilities		
Goods Rec no Invoice Rec (GRIR)	$ -	$ 36,705
Term Note Payable - Wilbur, D. (Fuso T1 #1), Current	-	310
Term Note Payable - HLC Trust (Fuso T1 #2), Current	24,494	25,766
Term Note Payable - Wilbur, D. (Fuso T1 #3), Current	22,526	25,815
Term Note Payable - Fasen, J. (Fuso LT #4), Current	33,349	30,808
Term Note Payable - Blaisdell (Fuso T1 #5 & 6), Current	51,629	48,386
Note Payable - Shareholder, Current	-	159,621
Note Payable - Shopify, Current	2,874	-
Accounts Payable	178,205	607,980
Credit Card Payables	6,031	76,843
Commissions Payable	-	1,693
Payroll Taxes Payable	-	31,319
Accrued Expenses	21,026	16,616
Interest Payable	-	7,769
Customer Deposits	54,923	34,745
Total Current Liabilities	395,057	1,104,376



STEEPED COFFEE

Balance Sheet

As of

NO ASSURANCE PROVIDED
STRICTLY CONFIDENTIAL
NO DISTRIBUTION WITHOUT AUTHORIZATION

	December 31, 2022	December 31, 2021
Long-term Debt		
Term Note Payable - HLC Trust (Fuso T1 #2), Non-Current	33,647	55,864
Term Note Payable - Wilbur, D. (Fuso T1 #3), Non-Current	35,144	55,390
Term Note Payable - Fasen, J. (Fuso LT #4), Non-Current	55,760	93,541
Term Note Payable - Blaisdell (Fuso T1 #5 & 6), Non-Current	138,698	176,149
Term Note Payable - SBA EIDL (Chase), Non-Current	440,000	440,000
Convertible Notes Payable - Seed Round 1, Non-Current	1,175,000	1,175,000
Convertible Notes Payable - Seed Round 2, Non-Current	1,535,000	1,535,000
Convertible Notes Payable - Seed Round 3 (AIN), Non-Current	575,000	575,000
Convertible Notes Payable - Seed Round 4, Non-Current	3,015,000	2,905,000
Convertible Notes Payable - Bridge Round 5, Non-Current	365,000	-
Convertible Notes Payable - Bridge Round 6, Non-Current	1,300,000	-
Long-Term Debt	8,668,249	7,010,943
Other Non-current Liabilities		
Interest Payable, Non-Current	704,943	401,188
Republic SAFE Commitment - Reg CF	4,394,812	-
Republic SAFE Commitment - Reg D	2,424,866	-
Notes Payable - Mustard Seed	-	-
Total Liabilities	16,587,928	8,516,507
Stockholders' Equity		
Preferred Stock	30	7
Common Stock	60	60
Additional Paid-In Capital	-	-
Dividends	-	-
Retained Earnings (Deficit)	(11,726,551)	(6,619,105)
Stockholders' Equity	(11,726,461)	(6,619,038)
Total Liabilities and Stockholders' Equity	**$ 4,861,468**	**$ 1,897,469**



Statements of Income and Stockholders' Equity

		For the Twelve Months Ended		
		December 31, 2022		**December 31, 2021**
Revenue				
SCB Packs	$	1,416,430	$	1,081,884
PPP Packs		106,070		73,089
PL Packs		314,268		291,704
LR Packs		1,039,170		1,362,685
Cert - Customer Product		3,900		600
Design Services		10,800		6,524
Equipment		51,540		36,470
Fulfillment		2,788		7,193
Merchandise		53,894		15,515
Packaging		83,804		96,565
Commission Earned		(3,562)		20,077
Shipping & Handling		151,418		125,158
SQL Fees		75		150
Revenue		3,230,594		3,117,613
Discounts - Grocery		(245,504)		(147,381)
Discounts - Other		(135,829)		(42,670)
Returns & Allowances		(20,731)		(5,500)
Net Revenue		**2,828,531**		**2,922,061**
Cost of Revenue - Direct		1,668,115		1,676,799
Direct Profit (Loss)		**1,160,416**		**1,245,263**
Cost of Revenue - Indirect		1,009,100		859,015
Cost of Revenue		2,677,215		2,535,814
Gross Profit (Loss)		**151,316**		**386,247**



Statements of Income and Stockholders' Equity

	For the Twelve Months Ended	
	December 31, 2022	**December 31, 2021**
Selling, General & Administrative (SG&A)		
Advertising & Marketing	433,878	221,669
Auto	1,094	-
Bad Debt	44,373	666
Bank & Merchant Fees	214,379	84,334
Charitable Contributions	7,395	1,970
Commissions	19,462	50,882
Computer & Technology	199,913	111,613
Contract Labor	-	926
Depreciation & Amortization	12,940	10,433
Dues & Subscriptions	4,698	18,336
Insurance - P&C	72,426	17,802
Interest	-	275,488
Licenses - Corp	501	5,039
Meals & Entertainment	7,500	944
Miscellaneous	11,447	(46)
Office	21,099	17,194
Professional	1,090,276	458,090
Rent - Corp Office	30,600	27,900
Research & Development	-	111
Salary, Wages & Burden	2,396,470	1,745,678
Shipping	360,195	316,145
Travel	51,236	49,659
Tax - State & Local	-	3,398
Utilities	6,509	5,172
SG&A	4,986,389	3,423,402
Operating Income (Loss)	**(4,835,073)**	**(3,037,155)**
Other Income (Expense)	(272,350)	72,880
Net Income Before Income Tax	(5,107,423)	(2,964,275)
Corporate Income Tax	-	-
Net Income (Loss)	$ **(5,107,423)**	$ **(2,964,275)**



Statements of Income and Stockholders' Equity

	For the Twelve Months Ended	
	December 31, 2022	December 31, 2021
Stockholders' Equity at Beginning of Period	(6,619,038)	(3,654,763)
Issurance of Stock	-	-
Additional Paid-In Capital (APIC)	-	-
Dividends	-	-
Stockholders' Equity at End of Period	$ (11,726,461)	$ (6,619,038)



STEEPED COFFEE

NO ASSURANCE PROVIDED

Statement of Cash Flows
For the Twelve Months and Year Ended, Respectively

STRICTLY CONFIDENTIAL
NO DISTRIBUTION WITHOUT AUTHORIZATION

	For the Twelve Months Ended	
	December 31, 2022	**December 31, 2021**
Operating activities:		
Net Income (Loss)	$ (5,107,423)	$ (2,964,275)
Adjustments to reconcile net income (loss)		
to net cash provided (used) by operating activities		
Amortization	-	755
Depreciation	141,134	115,582
Allowance for Doubtful Accounts & Sales Discounts	-	(31,583)
(Increase) decrease in current assets		
Accounts receivable	298,281	125,938
Other receivables	(533,875)	100,000
Inventory	(472,104)	33,831
Prepaid expenses	(13,974)	12,026
Increase (decrease) in current liabilities		
Accounts payable	(466,481)	(313,656)
Credit cards payables	(70,811)	17,624
Commissions payable	(1,693)	-
Payroll taxes and 401(k) payables	(31,319)	28,082
Accrued expenses	4,410	(12,977)
Interest payable	(7,769)	6,644
Customer deposits	20,179	(26,518)
Sales tax payable	-	(380)
Net cash provided by (used in) operating activities	**(6,241,445)**	**(2,908,906)**
Investing activities:		
Purchase of property & equipment	(308,918)	(240,088)
Purchase of security deposits	-	-
Net cash provided by (used in) by investing activities	**(308,918)**	**(240,088)**
Financing activities:		
Proceeds on new debt from SBA EIDL	-	100
Proceeds on new debt from shareholder	-	170,000
Proceeds on new debt from other short term debt	2,874	-
Proceeds on CPN from investors: CPN 4	110,000	1,760,000
Proceeds on CPN from investors: CPN 5	365,000	-
Proceeds on CPN from investors: CPN 6	1,300,000	-
Proceeds on Republic SAFE Commitment - Reg CF	4,394,812	
Proceeds on Republic SAFE Commitment - Reg D	2,424,866	
Non-current interest payable on CPN from investors	303,756	154,452
Payments on debt for packaging equipment	(116,782)	160,828
Payments on new debt from other short term debt	-	(40,000)
Payments on debt owed to shareholder	(159,621)	-
Net cash provided by (used in) by financing activities	**8,624,905**	**2,205,379**
Net increase (decrease) in cash	2,074,541	(943,615)
Cash at beginning of the year	192,267	654,773
Cash at end of year	**$ 2,266,809**	**$ (288,842)**
Cash payments for interest	$ 351,887	$ 58,862